

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2012

<u>Via E-mail</u>
Baoyuan Zhu
Chairman of the Board
China Hefeng Rescue Equipment, Inc.
No. 88, Taishan Street
Beigang Industrial Zone
Longgang District, Huludo
Liaoning Province
China

> **Re:** **China Hefeng Rescue Equipment, Inc.**
> **Form 8-K**
> **Amended October 9, 2012**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2012**
> **Filed August 17, 2012**
> **File No. 000-54224**

Dear Mr. Zhu:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Contractual Arrangements, page 7</u>

1. Please reconcile the information in the chart on page 10 with the charts on page 7 of the Dragons Soaring financial statements and page F-11 of your most recent 10-Q which appear to indicate an additional interest in Huashi International Holdings.

<u>Leasing Agency Business, page 13</u>

2. Please tell us why you believe you can state with certainty that the rescue capsule will pass the application for the state mining product safety mark. We note that on page 18

you state that the product is in the fifth step of a six step process. In this regard, we also note that on page 17 you disclose that you expect the mark by the end of August 2012; please tell us whether the mark was obtained by that time, or, if not, the reasons for the delay.

Customers, page 15

3.   Please reconcile your disclosure added in response to prior comment 7 with Note 9 on page 20 of the Huludao Hefeng financial statements and Note 10 on page 23 of the Dragons Soaring financial statements. Refer to Regulation S-K Item 101(h)(4)(vi).

Market, Sales and Distribution, page 15

4.   Given your disclosure in response to prior comment 7 that you generally do not have "perennial" relationships, please revise your disclosure here and throughout your document to your "long-term" relationships.

Under the EIT Law, page 26

5.   Regarding your responses to prior comments 9 and 10:
   • Please disclose the resources and obligations of your non-PRC entities in a manner that provides investors sufficient information to evaluate when you would have "to remit funds from [y]our WFOE."
   • Given your disclosure that you have not made a determination as to whether you are a "resident enterprise" but your non-PRC stockholders could be subject to a tax on transferring your shares if you are a resident enterprise, please disclose clearly how investors will know whether they are subject to the tax. Explain any uncertainty created for investors given that you have not determined whether you are a resident enterprise, and disclose the potential remedies of tax authorities if they determine that your investors should have paid the tax but did not. Also, revise the caption as appropriate or address these issues in a separately captioned risk factor.

Transactions with Related Persons, page 62

6.   Given your response to prior comment 20, please tell us whether Huladao Rescue is making the required payments under the VIE agreements. If the required payments are not being made, please expand your discussion of these agreements here, disclosing the amount due, the reasons why the payments are not being made and any interest, penalties or other remedies being sought.

<u>Huludao Hefeng Rescue Equipment Co. and Dragons Soaring Limited and Subsidiaries</u>
<u>Consolidated Financial statements</u>

<u>Statements of Income and Other Comprehensive Income</u>

7.   We reference the changes made in response to prior comment 13. Please revise to clearly disclose the reclassifications made to the financial statements to classify the portion of the business tax attributable to commission revenue as cost of commission revenue. Tell us how you considered the disclosure requirements of FASB ASC 250-10-50-7.

8.   Please tell us how you have determined the amount to record as noncontrolling interests. In addition, please further clarify the nature of the noncontrolling interest in the footnotes to your financial statements.

<u>Form 10-Q for the quarterly period ended June 30, 2012</u>

<u>Consolidated Statements of Cash Flows, page F-6</u>

9.   Please tell us why you reconcile net cash provided by operating activities to net income *excluding* non-controlling interests. Please note that FASB ASC 230-10-45-28 references the reconciliation of "net income" and net cash flow from operating activities. In addition, FASB ASC 810-10-45-19 indicates that net income should include the amounts attributable to the owners of the parent and the noncontrolling interest.

<u>Note 2. Summary of Significant Accounting Policies, page F-11</u>

<u>Change of Fiscal Year End Date, page F-14</u>

10.   Since the transaction with Bridgeway was accounted for as a reverse merger with Dragons Soaring as the accounting acquirer, please tell us why you included operating expenses of Bridgeway in the consolidated financial statements for periods prior to the date of the reverse merger.

<u>Revenue and Cost Recognition, page F-16</u>

11.   In future filings, please revise your accounting policy for commission revenue, similar to your disclosure in the Form 8-K/A filed October 9, 2012. Please also apply to your discussion within critical accounting policies on page 13.

<u>Management's Discussion and Analysis, page 2</u>

12.   Please tell us how your disclosure here reflects that portion of comment 25 from our letter dated July 12, 2012 regarding when your material contracts will end and the magnitude of those contracts.

<u>Evaluation of Disclosure Controls and Procedures, page 15</u>

13.   With a view toward revised disclosure, please tell us the steps you are taking, if any, to remediate the material weakness disclosed on page 15.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or me at (202) 551-3617 with any other questions.

                                            Sincerely,

                                            /s/ Russell Mancuso

                                            Russell Mancuso
                                            Branch Chief

cc: Robert Brantl, Esq.